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                               May 12, 2023

       Al Swanson
       Chief Financial Officer
       Plains GP Holdings LP
       333 Clay Street, Suite 1600
       Houston , Texas 77002

                                                        Re: Plains GP Holdings
LP
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-36132

       Dear Al Swanson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 19 - Commitments and Contingencies, page F-54

   1. We note your disclosure concerning the crude oil release from the Las Flores to Gaviota
                                                        Pipeline (Line 901),
indicating that as of December 31, 2022 you recognized a long-term receivable of $225
million for costs that you believe are probable of recovery from insurance, net of
deductibles and amounts already collected.

                                                        However, you also have
disclosure on page 91, explaining that in the fourth quarter of
                                                        2022, insurers
responsible for the majority of your remaining insurance coverage of the
                                                        Line 901 incident,
formally communicated a denial of coverage.

                                                        We generally believe
that an asset should not be recognized for a claim for recovery from a party that is
asserting that it is not liable for indemnification, absent a clear basis for concluding that the
amounts are probable of recovery. If a clear basis has been
 Al Swanson
Plains GP Holdings LP
May 12, 2023
Page 2
         established, the rationale should be apparent from the accompanying disclosure, consistent with the guidance in footnote 49 to the Answer to Question 2 of SAB Topic 5Y.

         Tell us how you are able to support your view that the long-term receivable amounts are probable of recovery, considering the insurers' denial of coverage and the various uncertainties expressed in your disclosure on page 91, including factors that could impact the timing and amount of recovery, or adversely impact your assessment, the possibility the insurers could become insolvent, and your inability to provide any assurance that actual recoveries will not vary significantly from the long-term receivable amount.

         If you believe that you are able to provide persuasive rationale also submit the disclosure revisions that you propose to address the disclosure concerns for both Plains GP Holdings
         LP, and your public subsidiary Plains All American Pipeline LP.

         Alternatively, if you are unable to provide adequate support for your view that the long-
         term receivable amounts are probable of recovery, you will need to revise the financial statements of both entities to eliminate the receivable and recognize the loss.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Branch Chief, at (202) 551-3686 with any questions.



FirstName LastName Al Swanson                                 Sincerely,
Comapany NamePlains GP Holdings LP
                                                              Division of
Corporation Finance
May 12, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName